Exhibit 99.1

October 13, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on October 13, 2020

Further to our intimation dated October 7, 2020 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of Wipro Limited (the “Company”) at its meeting held on October 13, 2020 has approved a proposal to buyback up to 23,75,00,000 equity shares (Twenty Three Crores Seventy Five Lakhs only) of the Company for an aggregate amount not exceeding Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) (hereinafter referred to as the “Buyback Size”), being 4.16% of the total paid-up equity share capital, at a price of Rs. 400/- (Rupees Four Hundred only) per equity share (hereinafter the “Buyback Price” and such buyback, the “Buyback”).

The Buyback is proposed to be made from the existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying equity shares) as on the record date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses.

Members of the promoter and promoter group of the Company have indicated their intention to participate in the proposed Buyback.

The proposed Buyback is subject to approval of shareholders by way of a special resolution through a postal ballot. The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

The process, record date, timelines and other requisite details of the Buyback will be set out in the public announcement and the letter of offer to be published in accordance with the Buyback Regulations.

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India	T : +91 (80) 2844 0011 F : +91 (80) 2844 0054 E : info@wipro.com W : wipro.com C : L32102KA1945PLC020800

The Company has formed a committee to oversee and implement the Buyback and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the proposed Buyback.

The pre-Buyback shareholding pattern as at October 9, 2020 is enclosed as Annexure A.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: as above.

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India	T : +91 (80) 2844 0011 F : +91 (80) 2844 0054 E : info@wipro.com W : wipro.com C : L32102KA1945PLC020800

Annexure A

Pre-Buyback Shareholding Pattern of the Company as at October 9, 2020

Shareholders	No. of Shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	24,19,13,816	4.23
Companies/Other Entities	6	3,98,80,31,217	69.78
Sub Total	10	4,22,99,45,033	74.02
Indian Financial Institutions	15	38,55,939	0.07
Banks	6	90,126	0.00
Mutual Funds	148	13,50,63,489	2.36
Sub Total	169	13,90,09,554	2.43
Foreign Holding:
Foreign Institutional Investors/Foreign Portfolio Investors	778	48,41,82,907	8.47
NRIs	11,517	3,05,52,088	0.53
ADRs	1	14,13,28,510	2.47
Foreign Nationals and Overseas Corporate Bodies	6	1,41,163	0.00
Sub Total	12,302	65,62,04,668	11.48
Indian Public, Corporates & Others	5,52,648	68,98,07,100	12.07
Total	5,65,129	5,7l,49,66,355	100.00

Note:	Percentage of shareholding in the above table have been subject to rounding-off adjustments.